EXHIBIT 99.1

Precision Drilling and Trinidad Drilling File Joint Management Information Circular Seeking Shareholder Approval of Strategic Combination

CALGARY, Alberta, Nov. 07, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) (TSX: PD; NYSE: PDS) is pleased to announce that Precision and Trinidad Drilling Ltd. (“Trinidad”) have each filed a joint management information circular and proxy statement (the “Circular”) for their respective special securityholders' meetings to be held on December 11, 2018 in connection with the previously announced strategic combination of Precision and Trinidad (the “Arrangement”). Pursuant to the Arrangement, Precision has agreed to acquire all of the issued and outstanding common shares of Trinidad on the basis of 0.445 common shares of Precision for each outstanding Trinidad share.

Shareholders of Precision (the “Precision Shareholders”) and securityholders of Trinidad should receive these meeting materials by mail shortly. A copy of the Circular is available for viewing on SEDAR under each of Precision's profile and Trinidad's profile.

Your vote is important. Precision encourages Precision Shareholders to read the meeting materials in detail. Proxy or voting instructions from Precision Shareholders must be received by no later than 10:30 a.m. (Calgary time) on December 7, 2018.

Precision Meeting

The special meeting of Precision Shareholders (the “Precision Meeting”) is scheduled to be held at Eighth Avenue Place, Suite 410, located at 525 – 8th Avenue S.W. Calgary, Alberta, Canada at 10:30 a.m. (Calgary time) on December 11, 2018. At the Precision Meeting, Precision Shareholders will be asked to consider and vote upon the issuance of common shares of Precision and the election of one Trinidad nominee to the board of directors of Precision (the “Precision Transaction Resolution”) in connection with the Arrangement.

The board of directors of Precision unanimously recommends that Precision Shareholders vote in favour of the Precision Transaction Resolution.

Shareholder Information and Questions

If you have any questions or require more information to vote your Precision shares, please contact Evolution Proxy, Inc. proxy solicitation agent for Precision at 1-844-226-3222 or 1-416-855-0238 outside of North America, or via email at info@evolutionproxy.com.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com